Exhibit 99(a)(5)(EE)

E.ON AG Annual Results Press Conference
March 7, 2007

Presentation by:
Dr. Wulf H. Bernotat
Member of the E.ON AG Board of Management and CEO

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Ladies and gentlemen, I too would like to welcome you. Bienvenidos a Dusseldorf. As you know, three new colleagues joined our Board of Management in early December. Today they’re taking part in our annual results press conference for the first time.

Marcus Schenck is responsible for finance, taxes, accounting, and IT. Prior to joining us, he was a partner and co-head of investment banking at Goldman Sachs in Frankfurt. After my remarks, he’ll present our financial results to you.

Lutz Feldmann comes to us from BP’s London headquarters. Prior to that, he held positions at Aral, Veba Oel, and BP Germany. His is a newly created Board position–Corporate Development/New Markets–with responsibility for strategic growth and the integration of new companies.

Christoph Dänzer-Vanotti is our new Chief Human Resources Officer and Labor Director. He comes from E.ON Ruhrgas where he held the same position. As you can see, personnel transfers between our companies are becoming increasingly common, even on the board level.

I’d also like to take this opportunity to express our sincere thanks to Hans Michael Gaul, who will end his service on the Board of Management in late March on reaching his 65th birthday. He truly shaped this company over the past few years as the Board of Management member responsible for legal affairs, controlling, and particularly mergers and acquisitions.

I know that today you’re only interested in one thing: news about Endesa. I’ll get to that in just a moment. But of course some other issues are important to us. The European Union’s spring summit begins tomorrow in Brussels. For two days, the heads of state and government will devote much of their attention to energy and

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environmental policy issues. We hope the summit will provide important impetus for the framing of Europe’s energy policy. Faced with the global rise in energy demand, Europe’s growing import dependency, and global warming, EU member states must act together. The energy policy debate of the last few years has been confined almost exclusively to a single topic: energy prices. When Russian gas shipments were suddenly suspended, the focus shifted briefly to security of supply. And all anyone has been talking about in recent weeks is climate protection.

In the end, however, heated discussion of the energy policy issue of the moment isn’t going to get us anywhere. Europe needs a comprehensive and consistent energy strategy.

In January, the EU Commission presented a package of proposals that addresses, in a balanced way, all of the main energy policy issues.

In view of current developments, however, there’s serious doubt about whether a shared European energy policy will ever become reality. Not everywhere in Europe are people thinking and acting in truly European terms. A very good example of this is the political resistance our takeover offer for Endesa initially met with. The firm stance taken by the EU Commission against the Spanish government in the E.ON-Endesa matter demonstrates what an important issue this is. We didn’t allow ourselves to be deterred by this resistance and systematically pursued our takeover offer.

Last week’s events won’t knock us off course either. Many of you have read reports and commentaries that refer to political motives and machinations behind Enel’s acquisition of Endesa stock. A key question here is what prospects do either the so-called Spanish or Spanish-Italian solution really offer. I certainly don’t see any when compared with our offer.

– Only our offer is open to all Endesa shareholders, including the many private investors.

– Only we have communicated our intentions and objectives regarding Endesa clearly and transparently–right from the start.

– We have a clear strategy for the future under which Endesa, can develop successfully in the marketplace.

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That’s why we plan to stay on track on Endesa and work with undiminished energy to convince Endesa shareholders of the advantages of our offer and to press forward resolutely with the takeover process.

Following the stock purchases by Acciona and Enel, it’s our view that the final capital ratios at Endesa are the decisive matter. We’re therefore concentrating our efforts on achieving the highest possible acceptance rate. In order to simplify the process, we’re withdrawing our condition relating to changes to Endesa’s by-laws which would’ve required an extraordinary general shareholders meeting. Our condition that we acquire at least 50.01 percent of Endesa’s capital stock through our tender offer remains unchanged.

This decision underscores our determination. A combination of E.ON and Endesa would actively foster the integration of what until now have been regional European energy markets.

In view of the significant challenges facing Europe’s energy policy, it’s high time to put an end to the protectionist pursuit of purely national interests. The EU Commission’s energy package describes in compelling terms what Europe urgently needs:

First: Plans for further intensifying competition

Second: Further progress in environmental and climate protection.

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Third: Solutions for improving security of supply.

Today I’d like to talk to you in detail about these three issues.

Few would disagree that in the case of the first issue, competition, there’s still considerable need for action. But overzealous policies or overambitious initiatives won’t get us anywhere. Ulrich Di Fabio, one of the justices on Germany’s Federal Constitutional Court, recently said it well: “You can’t bring about competition with a sledge hammer.” He’s right, and there’s no reason to do it that way.

Actually, Europe has already gone a good way towards developing an internal market for energy. As an international company, we probably know the differences between Europe’s markets better than anyone. The United Kingdom, for example, already has high switch rates in both electricity and gas. It also has a stable regulatory environment. It’s true that Germany can’t quite match the U.K. in these areas. But the degree of competition in Germany’s energy market compares rather well with that of most other EU countries. Customers in most EU countries still can’t choose their electricity and gas supplier.

What matters most now is for Europe’s internal market for energy to be put into action. This goes beyond further broadening customer choice. The governments of many countries still have too much influence over the energy industry. In some cases, this influence extends to direct intervention in the formation of energy prices. There’s also considerable room for improvement in the areas of market transparency and network access.

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That’s why we’ve seized the initiative for more competition in Germany’s power and gas markets. We’re promoting competition along the entire value chain in our home market, from generation and transport to end-customers. And we’re doing a lot:

First: We’re working to increase capacity for cross-border power transfer which will provide an important foundation for increasing the volume of European power trading.

Second: We’re working to bring together Europe’s predominantly national power exchanges to form a Europe-wide power trading marketplace.

Third: We’re putting pressure on the gas market. By combining the market areas of our transport pipeline system in Germany, by building additional pipeline capacity for natural gas imports, by auctioning storage capacity, and by supporting the creation of a German natural gas exchange, we’re providing decisive impetus to gas trading on what is Europe’s biggest gas market.

Fourth: For the first time ever, we’re marketing electricity and gas from a single source across Germany through our new retail energy supplier “E wie einfach” (“E as in Easy”). Residential and small-business customers can now simply switch their energy supplier and save money. In its first weeks of operation, “E wie einfach” has acquired about 15,000 customers–a noteworthy success and one that also demonstrates that competition works in Germany.

But these initiatives alone won’t be enough to bring about a European energy market. That will require bolder steps. We have therefore proposed to the EU Commission to create a core energy market in Continental Europe consisting of the Benelux countries, France, Austria, Switzerland, and Germany and gradually expanding it into an EU-wide energy market. We’re discussing with the Commission how to coordinate cross-border transfers between transmission system operators and what the regulatory framework for this would look like. This approach is in keeping with the internal market and is, in our

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view, clearly superior to the much-discussed ownership unbundling of power and gas networks from the rest of the energy business. Ownership unbundling would take place only at the national level and, for that reason alone, wouldn’t be an effective policy tool to foster the establishment of a European energy market. Moreover, it’s very doubtful whether ownership unbundling is even legal. Justice Di Fabio recently made a convincing case that it’s not. The state, he said, must accept ownership rights as a barrier to regulation and that regulation may not lead to the loss of assets.

Like competition, the second issue, climate protection, is very much on the front burner. The alarming findings of the fourth UN World Climate Report have intensified the climate debate as never before. There are calls for everyone to switch to smaller cars and take vacations closer to home. But proposals like this miss the heart of the matter. Acting alone, motorists and airline passengers won’t be able to solve the problem any more than the energy industry can. CO2 emissions and global warming are, as the term implies, global challenges. There’s now growing awareness of the problem in the United States and even in China. Europe is right to remain the pacesetter in climate protection. The Commission recommends reducing greenhouse gases by 20 percent by 2020. We support climate protection and consider this policy target acceptable. But it needs to be clear that this target can only be reached by means of substantial expenditures for the research and development of new technologies. And without emission-free nuclear power, a reduction of this magnitude simply isn’t going to happen.

On the whole, Europe’s emissions trading scheme is an effective mechanism for achieving these ambitious climate-protection targets. But the heated exchanges between the German federal government and the EU over Germany’s National Allocation Plan for the second trading period (2008-2012) have made it abundantly clear that the

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allocation rules must be harmonized EU-wide. It’s simply not acceptable that some EU member states are exploiting emissions trading to achieve their own industrial policy objectives. Similarly, Europe must act quickly to set its climate-protection targets for the period after 2012 in order create a stable, long-term foundation for allocation rules. This is the only way to create a framework for planning much-needed investments in generation assets.

The Commission believes that expanding renewable-source generating capacity will play an important role in achieving the EU’s climate-protection targets. Under the Commission’s proposal, renewables are to meet 20 percent of the EU’s energy needs by 2020. This, too, is an ambitious goal, one that can only be achieved with considerable entrepreneurial effort. And even then: 80 percent of Europe’s energy needs will still need to be met with other energy sources. E.ON is fully committed to renewables and has a good starting position. We already produce 11 percent of our electricity from renewables, which account for about 6,500 megawatts of our total generating capacity. Renewables have great potential. The best way to realize this potential is to act on a European scale. But that’s still a long way off. As things currently stand, wind turbines in Europe aren’t necessarily built where there’s the most wind but where there are the most subsidies. To eliminate these distortions, the member states’ widely divergent subsidy programs for renewables must be harmonized EU-wide.

But there’s still much to do from a technological perspective. E.ON is meeting this challenge. We plan to invest about €8 billion through 2012 to expand our renewables capacity and enhance energy efficiency.

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A key focus for us is offshore wind power. We think it offers the greatest potential and are pursuing a number of important projects in this area:

First: Robin Rigg, an offshore wind farm in the United Kingdom, where we’ve already been operating Scroby Sands, a 60-megawatt offshore facility, since 2004. Robin Rigg, which will be sited off the Scottish coast, will have a capacity of 180 megawatts when completed, making it the world’s largest facility of its kind.

Second: We’re working with our consortium partners to plan London Array, a 1,000-megawatt wind farm in the Thames estuary.

Third: We’re planning Germany’s first large-scale offshore wind farm. It will have a capacity of 60 megawatts and be sited off the island of Borkum in the North Sea. But here, too, it’s true that in Germany things have to be done in a particular way and above all in particularly expensive way. Here, offshore wind farms must be sited further out to sea and in much deeper water than in the United Kingdom. The technical challenges and the construction and operating costs of such wind farms are thus particularly high.

Fourth: We’re preparing other offshore projects in Germany’s coastal waters. We intend to install a total of 500 megawatts in the North Sea and Baltic Sea by 2011.

In addition to further enhancing the performance and efficiency of wind turbines, we’re also working on a viable solution for integrating them into the transmission system. The output of wind turbines fluctuates and is therefore difficult to plan. So the more turbines that are built, the harder it is to ensure stable network operations. The integration of wind power into transmission infrastructure will be one focus of the research at the E.ON Energy Research Center (EERC). The EERC, which we’re currently establishing in partnership with RWTH Aachen University, is part of our international research initiative for energy efficiency and climate projection. We plan to invest a total of €100 million in this initative.

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Along with substantially expanding our wind-power capacity, carbon-neutral biogas is another focus of our renewables effort. Up till now, biogas has been used inefficiently. That’s why we’re working on upgrading biogas to pipeline quality. Our new company, E.ON Bioerdgas (“E.ON Bio Natural Gas”), has several biogas treatment facilities in planning. In addition, we’re increasingly co-firing biomass to generate electricity. In Lockerbie, Scotland, we’re building the United Kingdom’s largest biomass power plant. The plant, which will burn wood and wood waste, will prevent about 140,000 metric tons of greenhouse gases from entering the atmosphere each year. In Germany, we have several large-scale biomass power plants that have become operational in recent years.

As you can see, our renewables effort is well on its way and moving forward rapidly. Together, all these projects will make a significant, long-term contribution towards increasing renewables’ share of energy production. Nevertheless, this effort alone won’t be enough to achieve Europe’s climate-protection targets or ensure security of supply. So the question remains: where will the remaining 80 percent come from?

The only other carbon-free technology besides renewables is nuclear power. The EU Commission’s energy package clearly pointed out the climate and energy policy advantages of carbon-free generation through nuclear power. The Commission is right to demand that Germany replace the nuclear capacity it will lose under its phaseout plan with climate-friendly technologies so as not to threaten the EU’s climate-protection targets. What’s more, the Commission has called on the German federal government to evaluate the consequences of the phaseout plan not only from a climate perspective but also to evaluate the effects on security of supply and the development of Europe’s energy prices. Many countries in Central and Eastern Europe along

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with the United Kingdom and Scandinavia are currently discussing whether to build new nuclear power plants, while some have begun to make concrete plans. Germany has set off on its own path without having a way to deal with the consequences of the phaseout. This in itself should be reason enough to revisit the issue of nuclear power at a national and European level.

Regardless of the outcome of this debate, we will continue to need to use fossil fuels well into the future. Coal in particular, thanks in part to its abundant reserves, will continue to play a key role. Hard-coal-fired power plants currently cover about 20 percent of Europe’s energy needs. But they also account for about 27 percent of Europe’s energy-related CO2 emissions. That’s why it’s all the more important to use coal more efficiently and to achieve lasting reductions in CO2 emissions. Here, we’re focusing on three areas, each with a different time horizon:

First: We’re building the latest generation of hard-coal-fired power plants. With thermal efficiency of 46 percent, our new power plants in Datteln and Staudinger, Germany, and in Maasvlakte near Rotterdam in the Netherlands will set new standards for energy efficiency and climate protection. Compared with old plants, each of these new power plants will prevent about 1 million metric tons of CO2 emissions annually.

Second: We’re also already working on the coal-fired power plant of the future with a thermal efficiency of more than 50 percent. We’re testing the necessary components, which must be able to withstand higher pressure and temperatures, at COMTES 700, a pilot facility at Scholven power station in Gelsenkirchen, Germany. After the completion of component testing, we intend to build a demonstration unit starting in 2010. The site for the unit, which would enter service in 2014, will be determined soon.

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Third: We’re planning clean-coal power plants. Carbon capture and storage (CCS) is still a long way from being a mature or competitive technology. We intend to build a 30-megwatt pilot plant in Germany by 2014. We’re planning other CCS projects in the United States, Scandinavia, and the United Kingdom. But CCS has a long way to go before it’s a mature technology. It would therefore be completely misguided to demand that all new facilities that enter service starting in 2020 be equipped with carbon-capture equipment. The technologies of tomorrow can’t be prescribed. They have to be developed.

Our new combined-cycle gas turbines in Livorno Ferraris, Italy, and Irsching, Germany, will also make a contribution to climate-friendly power generation. With thermal efficiencies of 58 and 60 percent, respectively, they rank among the world’s most technologically advanced gas-fired power plants.

All in all, our investments in renewables and state-of-the-art coal- and gas-fired power plants will reduce the emissions of our generation fleet by about 10 percent by 2012 compared with today’s levels.

Despite its clear environmental advantages, natural gas will play only a limited role in power generation. In view of Europe’s increasing import dependency, expanding the use of natural gas in power generation would only serve to further increase demand.

That brings me to the third issue, the security of Europe’s energy supply. Global competition for increasingly scarce energy reserves is becoming fiercer, particularly because the demand of fast-growing economies like China and India is rising dramatically. At the same time, Europe’s import dependency is increasing. That’s why E.ON is working today to ensure security of supply tomorrow. We’re deepening our natural gas partnership with Russia–our most important gas supplier–though new supply contracts that today

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secure one third of our current natural gas procurement needs through to 2036, our plan to acquire a stake in Yushno Russkoye gas field in Siberia, and the new Baltic Sea pipeline. We’re also looking at new supply pathways and new source countries for natural gas because broad diversification is the only way to prevent overdependence. One option is liquefied natural gas (LNG). Here, too, we’re thinking in European terms. Our plans for Germany’s first LNG terminal, to be sited in Wilhelmshaven, are moving forward. We’re pursuing similar projects on the Croatian island of Krk and on the English Isle of Grain. We’re holding intensive talks with potential suppliers like Algeria’s Sonatrach. In addition, we plan to invest a total of €4 billion through the end of 2009 in gas production, networks, and storage facilities, which will also contribute to securing the supply of gas well into the future.

We have good news for gas consumers: E.ON plans to reduce natural gas prices in many regions and customer segments. Effective April 1, E.ON Ruhrgas will significantly reduce gas prices for resellers and industrial customers. In the United Kingdom, E.ON is reducing residential gas prices by 16 percent following the substantial decline in wholesale energy prices. Due to natural gas’s high share of generation, Powergen, our U.K. energy retailer, is reducing its electricity prices by 4.6 percent. In Germany, our regional distribution companies will reduce residential gas prices, most of them for the second time, by up to 8.4 percent. The price cuts will take effect beginning this May, with the precise timing depending on the individual companies’ procurement situation and market environment. The key factor is the decline in oil prices seen in recent months, which is benefiting consumers. This demonstrates that oil-price indexation isn’t a one-way street.

In recent weeks, wholesale power prices have also declined significantly across Europe. In the next stage of the process, this decline will be passed on to end-customers. All in all, this is of course good news for consumers.

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As with natural gas, our investments in our electricity business will also enhance security of supply. Over the next three years, we plan to invest nearly €6 billion to modernize and expand our electricity networks in Europe. Over the same period, we plan to invest more than €11 billion to modernize existing power plants and to build state-of-the-art power plants in all E.ON markets.

The investment program I just described also makes us a job-creating machine in Europe. In 2006 alone we hired 12,300 employees groupwide. Of this figure, 8,600 are permanent hires, about 2,900 have limited employment contracts, and nearly 800 are apprentices in Germany. We’ve hired most of these employees in Germany and the United Kingdom. New hiring will also be a feature of our investment plans in the years ahead.

Allow me to briefly summarize my remarks. Although we don’t share the EU Commission’s vision in all its details, we completely agree with EU’s central energy policy objectives:

- We want to see a European internal market for energy.

- We’re in favor of robust and fair competition in our markets.

- We’re in favor of Europe being a leader in climate protection.

- We wholeheartedly support European cooperation to secure energy supplies.

That’s not lip service. Our commitment to these objectives is demonstrated by real projects, programs, and initiatives. This makes E.ON a strong and reliable partner of Europe’s energy policy.

Thank you for your attention. This brings us to our financial results, which will be presented to you by Marcus Schenck.

On the 26 of January 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Through the fiscal year ending December 31, 2006, E.ON prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), but has adopted International Financial Reporting Standards (“IFRS”) as its primary set of accounting principles as of January 1, 2007. Unless otherwise indicated, the financial data for periods beginning after January 1, 2007 reflected in this document has been prepared in accordance with IFRS, while that for prior periods has been prepared in accordance with U.S. GAAP. This document may contain references to certain financial measures (including forwardlooking measures) that are not calculated in accordance with either IFRS or U.S. GAAP and are therefore considered “Non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these Non-GAAP financial Measures to the most comparable US-GAAP measure or target, in this document. Management believes that the Non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with IFRS or U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these Non-GAAP financial measures are also commonly used by securities analysts. credit rating agencies and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These Non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities and the other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. In particular, there are material limitations associated with our use of Non-GAAP financial measures, including the limitations inherent in our determination of each of the relevant adjustments. The Non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly-titled measures used by other companies.